EXHIBIT 11

STILWELL VALUE PARTNERS VI, L.P.
111 Broadway, 12th Flr.
New York, New York 10006
(212) 269-5800

June 3, 2011

By Federal Express and Facsimile
Board of Directors
Malvern Federal Bancorp, Inc.
42 E. Lancaster Avenue
Paoli, Pennsylvania 19301

Attn: F. Claire Hughes, Jr., Chairman of the Board
Shirley Stanke, Corporate Secretary

Re: Demand to Prosecute Action or Take Corrective Measures

Ladies and Gentlemen:

Stilwell Value Partners VI, L.P. ("SVP") demands that you commence and prosecute an action on behalf of Malvern Federal Bancorp, Inc. (the "Company") against the directors of the Company or take the corrective measures listed below. This demand is written in accordance with Section 7.03 of the *ALI Principles of Corporate Governance: Analysis and Recommendations*. SVP is a shareholder of the Company and first purchased shares on May 20, 2008.

SVP hereby incorporates the entire contents, facts, and allegations contained in SVP's October 26, 2010 Demand to Prosecute Action or Take Corrective Measures ("October 2010 Demand").

SVP demands that the Company commence an action against the Directors for all damages sustained by reason of their failure to duly consider and undertake a second step conversion. For all the reasons specified in the October 2010 Demand and due to the Company's continued deterioration, a second step conversion should be duly considered and undertaken. SVP believes that the Directors' failure to do so constitutes a breach of their fiduciary duties. SVP believes that the damages sustained by the Company range from $25 million to over $60 million, and that the Directors should be held personally liable, jointly and severally, for a judgment in that amount. These damage calculations are derived from projections and analyses created by the Company's own financial advisors. Moreover, should the Company go south, the Directors, and their Estates, should be held personally liable, jointly and severally, for all damages sustained, which would be in excess of $100,000,000.

Finally, Drinker Biddle & Reath LLP has an actual conflict of interest. They will be called as a fact witness in connection with the litigation which was commenced this day. They must be disqualified from the litigation and from handling any aspect of this demand.

I look forward to your prompt reply.

Very truly yours,

Joseph Stilwell

Joseph Stilwell

Copies to:

Ronald Anderson
Kristin S. Camp
Joseph E. Palmer, Jr.
Stephen P. Scartozzi
George E. Steinmetz
Therese Woodman
John B. Yerkes, Jr.